UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   April 27, 2006                     /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

--------------------------------------------------------------------------------



                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)

--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Rochester Resources Ltd. (FORMERLY HILTON RESOURCES LTD.) for the nine months ended February 28, 2006 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                   FEBRUARY 28,       MAY 31,
                                                       2006            2005
                                                         $               $

                                   A S S E T S

CURRENT ASSETS

Cash and cash equivalents                             2,075,891         227,589
Amounts receivable                                       26,121          39,027
Prepaid expenses and deposits                            38,174           9,636
                                                   ------------    ------------
                                                      2,140,186         276,252

MINERAL INTERESTS (Note 3)                              194,965               -

CAPITAL ASSET, net of accumulated
     depreciation of $ 1,071                              3,693           4,764

OTHER ASSETS                                                  -           6,300
                                                   ------------    ------------
                                                      2,338,844         287,316
                                                   ============    ============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 41,403          31,006
                                                   ------------    ------------

                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 4)                               73,256,526      70,970,313

CONTRIBUTED SURPLUS (Note 6)                            522,545         286,125

DEFICIT                                             (71,481,630)    (71,000,128)
                                                   ------------    ------------
                                                      2,297,441         256,310
                                                   ------------    ------------
                                                      2,338,844         287,316
                                                   ============    ============
NATURE OF OPERATIONS AND CHANGE OF NAME (Note 1)

SUBSEQUENT EVENTS (Notes 3 and 4(b))


APPROVED BY THE BOARD

/s/ DOUG GOOD      , Director
-------------------
/s/ ANDREW CARTER  , Director
-------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                           FEBRUARY 28,                    FEBRUARY 28,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

EXPENSES

Accounting and administration                            17,730          23,788          48,720          62,088
Audit                                                         -               -           2,517               -
Corporate finance fee                                    12,500               -          12,500               -
Depreciation                                                357             835           1,071           2,505
General exploration                                       7,639               -           7,639               -
Investor relations                                            -           9,000           3,000          27,000
Legal                                                    15,928           5,109          19,302          15,426
Management fees                                          67,304               -          88,137               -
Office                                                    1,086           1,875           7,860           7,459
Professional fees                                        24,767          37,010          30,812          44,242
Regulatory                                                3,867             950          10,659           6,213
Rent                                                      2,323               -           2,323               -
Shareholder costs                                         3,200             209           8,518           3,767
Stock-based compensation (Note 5)                       175,000          70,963         236,420         135,663
Transfer agent                                            5,328           2,490          15,220           9,140
Travel                                                    6,815          10,739          10,114          14,578
                                                   ------------    ------------    ------------    ------------
                                                        343,844         162,968         504,812         328,081
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (343,844)       (162,968)       (504,812)       (328,081)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Write-off of receivable                                       -               -         (20,000)              -
Gain on sale of other assets                                  -               -          40,980               -
Interest and other income                                 6,074             617           9,898           7,455
Foreign exchange                                         (5,844)          9,599          (7,568)         (7,210)
                                                   ------------    ------------    ------------    ------------
                                                            230          10,216          23,310             245
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (343,614)       (152,752)       (481,502)       (327,836)

DEFICIT - BEGINNING OF PERIOD                       (71,138,016)    (70,066,225)    (71,000,128)    (69,891,141)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (71,481,630)    (70,218,977)    (71,481,630)    (70,218,977)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.07)         $(0.08)         $(0.16)         $(0.17)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                         4,643,568       1,948,891       3,035,102       1,884,154
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                           FEBRUARY 28,                    FEBRUARY 28,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (343,614)       (152,752)       (481,502)       (327,836)
Adjustment for items not involving cash
    Depreciation                                            357             835           1,071           2,505
    Corporate finance fee                                12,500               -          12,500               -
    Stock-based compensation                            175,000          70,963         236,420         135,663
    Gain on sale of other assets                              -               -         (40,980)         (5,880)
                                                   ------------    ------------    ------------    ------------
                                                       (155,757)        (80,954)       (272,491)       (195,548)
(Increase) decrease in amounts receivable                (7,202)         (9,219)         12,906         (52,606)
Increase in prepaid expenses and deposits               (37,932)         (4,076)        (28,538)         (4,456)
Increase in accounts payable and
    accrued liabilities                                  23,606          52,139          10,397          65,207
                                                   ------------    ------------    ------------    ------------
                                                       (177,285)        (42,110)       (277,726)       (187,403)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             2,500,000         310,000       2,516,800         317,500
Share issue costs                                      (243,087)         (2,500)       (243,087)         (2,500)
                                                   ------------    ------------    ------------    ------------
                                                      2,256,913         307,500       2,273,713         315,000
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Mineral interests expenditures                         (194,965)       (148,534)       (194,965)       (363,173)
Proceeds from sale of other assets                            -               -          47,280           6,600
                                                   ------------    ------------    ------------    ------------
                                                       (194,965)       (148,534)       (147,685)       (356,573)
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS FOR THE PERIOD                   1,884,663         116,856       1,848,302        (228,976)

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                               191,228         182,208         227,589         528,040
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                   2,075,891         299,064       2,075,891         299,064
                                                   ============    ============    ============    ============


CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash                                                    575,891         299,064         575,891         299,064
Short-term deposit                                    1,500,000               -       1,500,000               -
                                                   ------------    ------------    ------------    ------------
                                                      2,075,891         299,064       2,075,891         299,064
                                                   ============    ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - Note 8


          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS AND CHANGE OF NAME

         The Company is engaged in the acquisition and exploration of unproven mineral interests in Mexico. During the 2005 fiscal year, the Company completed an initial exploration program on the El Nayar Property in Mexico. No further work was recommended and, accordingly, the acquisition costs and exploration expenditures relating to the El Nayar Property were written off in the 2005 fiscal year. On January 8, 2006, the Company completed negotiations and entered into an option agreement to acquire up to a 51% interest in the Mina Real Property in Mexico.

         On August 25, 2005, the Company completed a consolidation of its share capital on a basis of one new share for ten old shares and changed its name from Hilton Resources Ltd. to Rochester Resources Ltd.

         As at February 28, 2006, the Company had working capital of $2,098,783. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the interim consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these interim financial statements and accompanying notes. Actual results could differ from those estimates. These interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       MINERAL INTERESTS

         On January 8, 2006, the Company entered into an option agreement with a private company to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property is approximately 3,400 hectares. Under the agreement the Company is required to make an initial option payment of US $110,000 (paid) and issue 250,000 common shares on closing. The Company can then earn its interests, as follows:

         i) an initial 20% interest on funding the initial US $750,000 on exploration expenditures;
         ii) a further 20% interest on funding a further US $750,000 on exploration expenditures; and

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       MINERAL INTERESTS (continued)

         iii) a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing September 1, 2006, with each payment vesting at 0.9166% interest.

         During the nine months ended February 28, 2006, the Company received regulatory approval and has advanced US $61,000 for exploration costs. Subsequent to February 28, 2006, the Company issued 250,000 common shares.


4.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value

         Issued:                                             FEBRUARY 28, 2006                 MAY 31, 2005
                                                       ----------------------------    ----------------------------
                                                          SHARES          AMOUNT          SHARES          AMOUNT
                                                                            $                                $

         Balance, beginning of period                     2,230,735      70,970,313       1,853,735      70,593,713
                                                       ------------    ------------    ------------    ------------
         Issued during the period
         For cash
             Private placements                           5,000,000       2,500,000         355,000         355,000
             Exercise of options                                  -               -           3,000           7,500
             Exercise of warrants                            12,000          16,800               -               -
         Reallocation from contributed surplus
             relating to the exercise of stock options            -               -               -           6,600
         For corporate finance fee                           25,000          12,500
         For unproven mineral interests                           -               -          10,000          10,000
         Finder's fee                                             -               -           9,000           9,000
                                                       ------------    ------------    ------------    ------------
                                                          5,037,000       2,529,300         377,000         388,100
         Less:  share issue costs                                 -        (243,087)              -         (11,500)
                                                       ------------    ------------    ------------    ------------
                                                          5,037,000       2,286,213         377,000         376,600
                                                       ------------    ------------    ------------    ------------
         Balance, end of period                           7,267,735      73,256,526       2,230,735      70,970,313
                                                       ============    ============    ============    ============

         (a) On August 25, 2005, the Company completed a consolidation of its share capital on a basis of one new share for ten old shares. All comparative share amounts and balances have been restated.

         (b) During the nine months ended February 28, 2006, the Company completed private placements totalling 5 million units at $0.50 per unit. Each unit consisted of one common share and one half share purchase warrant. One full warrant is exercisable into one common share at $0.65 per common share on or before January 16, 2008, subject to a forced conversion provision which comes into effect once the common shares trade in excess of $1.00 for ten consecutive trading days. The Company paid $22,000 as finders' fees on the non-brokered portion of the private placement. On the brokered portion of the private placement, the Company paid $150,000, issued
                  25,000 common shares at a fair value of $12,500 for a corporate finance fee and granted 150,000 agent's warrants exercisable on the same basis as the warrants. The Company also incurred approximately $71,087 of costs relating to the private placements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       SHARE CAPITAL (continued)

                  Subsequent to February 28, 2006, the Company gave notice to the warrantholders that the forced conversion provision came into effect on the close of business on April 5, 2006. The warrantholders will have until the close of business on May 7, 2006 to exercise their warrants otherwise the warrants will expire and the warrant certificates will be void and of no effect.

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at February 28, 2006, and the changes for the nine months ended February 28, 2006, is as follows:

                                                                       NUMBER

                  Balance, beginning period                             688,500
                  Issued                                              2,650,000
                  Exercised                                             (12,000)
                  Expired                                              (352,000)
                                                                   ------------
                  Balance, end of period                              2,974,500
                                                                   ============

                  The following table summarizes information about the warrants outstanding and exercisable at February 28, 2006:

                   EXERCISE
                    PRICE                  NUMBER              EXPIRY DATE
                      $

                     3.10                    142,500           March 4, 2006
                     2.00                    182,000           February 7, 2007
                     0.65                  2,650,000           January 16, 2008
                                        ------------
                                           2,974,500
                                        ============


5.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

         During the nine months ended February 28, 2006, the Company granted 570,000 stock options to directors and consultants and recorded compensation expense of $236,420.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The fair value of stock options granted to directors and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

                Risk-free interest rate                  3.26% - 3.72%
                Estimated volatility                      125% - 136%
                Expected life                              1.5 years
                Expected dividend yield                       0%

         The weighted average fair value of all stock options granted during the period to the Company's directors and consultants was $0.41 per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's stock options at February 28, 2006 and the changes for the nine months ended February 28, 2006 is presented below:

                                                                     WEIGHTED
                                                                      AVERAGE
                                                      OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE
                                                                         $

         Balance, beginning of period                   217,500         1.30
         Granted                                        720,000         0.62
         Cancelled                                     (217,500)        1.30
                                                   ------------
         Balance, end of period                         720,000         0.62
                                                   ============

         The following table summarizes information about the stock options outstanding and exercisable at February 28, 2006:

            NUMBER            NUMBER       EXERCISE
         OUTSTANDING        EXERCISABLE      PRICE         EXPIRY DATE
                                               $

             220,000           220,000        0.50         November 10, 2008
             350,000           350,000        0.62         January 17, 2009
             150,000                 -        0.80         August 21, 2007
         -----------       -----------
             720,000           570,000
         ===========       ===========

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)

6.       CONTRIBUTED SURPLUS

         The Company's contributed surplus is comprised of the following:

                                                                   FEBRUARY 28,
                                                                       2006
                                                                         $

         Balance, beginning of period                                   286,125
         Stock-based compensation (Note 5)                              236,420
                                                                   ------------
         Balance, end of period                                         522,545
                                                                   ============


7.       RELATED PARTY TRANSACTIONS

         During the nine months ended February 28, 2006, the Company incurred $141,857 for accounting, management, professional and consulting services provided by current and former directors and officers of the Company. As at February 28, 2006, $9,892 remained outstanding to the President of the Company on account of unpaid professional fees and has been included in accounts payable and accrued liabilities.


8.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during the nine months ended February 28, 2006 and February 28, 2005 as follows:

                                                       2006            2005
                                                         $               $

         Financing activities

              Issuance of common shares for
                 finder's fees                                -           9,000
              Share issue costs                               -          (9,000)
              Issuance of common shares on
                 exercise of options                          -           6,600
              Contributed surplus                             -          (6,600)
              Issuance of common shares for a
                 corporate finance fee                   12,500               -
                                                   ------------    ------------
                                                         12,500               -
                                                   ============    ============

         Operating activity

              Corporate finance fee                     (12,500)              -
                                                   ============    ============

         Other supplementary cash flow information:

                                                       2006            2005
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2006


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at April 26, 2006 and should be read in conjunction with the interim consolidated financial statements and the accompanying notes for the nine months ended February 28, 2006 of Rochester Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is currently a junior mineral exploration company and is actively engaged in the acquisition and exploration of precious metals on mineral interests located primarily in Mexico. During the 2005 fiscal year, the Company completed a detailed first and second phase exploration program of the El Nayor Property in Mexico and no further work was recommended on this mineral interest. In January 2006, the Company completed its negotiation to acquire up to a 51% interest in the Mina Real gold/silver property in Mexico.

On August 25, 2005, the Company completed a consolidation of its share capital on a 1 new for 10 old basis and changed its name from Hilton Resources Ltd. to Rochester Resources Ltd.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROPERTY

On January 8, 2006, the Company entered into a option agreement to acquire up to a 51% interest in the Mina Real gold/silver property comprising approximately 3,400 hectares located near Tepic, Nayarit, Mexico. The Company paid an initial option payment of US $110,000 and issued 250,000 common shares to the Optionor entitling it to earn the following interests in the Mina Real Property:

    - an initial 20% interest on funding the first US $750,000 towards the 2006 work program;

    - a further 20% interest on funding the second US $750,000 towards the 2006 work program; and

    - a further 11% interest on payment of US $900,000 at the minimum rate of US $75,000 per month commencing September 2006, with each payment vesting a 0.9166% interest.

2006 WORK PROGRAM

The Mina Real Property is considered a core strategic asset which, in addition to having significant exploration potential, can quickly be brought into production to generate cash flow. The Company has commenced Phase 1of the following development program:

    Phase 1:

    - Continuation of the underground development program which should see approximately 500 additional meters of drifts, raises and ramps developed over a two month period.
    - An initial drill program to test high grade vein outcroppings located in the Tajos Cuates structure.
    -    Obtaining environmental approvals for mill.

    Phase 2:

    -    Conditional on the results from Phase 1, the Company will proceed to:

         - Complete costing and planning to establish a 200-300 tonne/day conventional cyanidation plant.
         -    Construction of mill.

    Phase 3:

    -    Commencement of mining.

With the establishment of a conventional mill near the mine site, it is anticipated, that in addition to proving out the continuity of the Florida vein structure to the northwest of the current mine site, over 60,000 tonnes of material could be produced and processed over a 10 month time frame. This proposed development work would block out an estimated 400,000 tonnes of the Florida vein structure in preparation for bulk mining and increased production. The estimates of 60,000 tonnes and 400,000 tonnes are based on the mine workings completed to date and extensions of these same workings. These estimates are conceptual in nature and, while management believes they can be achieved, additional exploration and development work is required and it is uncertain if further work will confirm these estimates.

Initial metallurgical testing, carried out in 2004 on samples taken from the Florida development, indicated recoveries in excess of 90% from a conventional milling operation. The Company plans to update this initial metallurgical testing.

THE MINA REAL PROPERTY

This is an advanced property on which the previous owners have carried out substantial work, including over 1,500 meters of mine development, involving five separate drifts at different elevations ranging from the 1140 meter elevation to the 1260 meter elevation. Further Phase 1 drift development is currently underway.

In April through June of 2005, approximately 4,400 tonnes of gold-silver bearing quartz material was mined from the aforenoted segment of the Florida Vein structure. The owner has reported that the average head grade of the material processed was 8.3 grams per tonne of gold and 164.7 grams per tonne of silver.

Access to the mine location is good, through 2.5 kilometers of recently developed road, with water and power sources close to the proposed site for construction of an initial milling operation capable of processing 200-300 tonnes per day. To date four veins have been identified on the Mina Real Property. The Florida quartz veins 1, 2 and 3 and the Tajos Cuates vein. Other veins are known to exist but require exploration mapping and sampling. Initial development at the property consists of five portals ranging from 20 to 50 meters apart at different elevations of the Florida vein system.

Recent geological field work, such as geological mapping, limited trenching and drill core examination, indicate that the Florida Vein system may have good continuity to the northwest for at least another kilometer from the mine area and may have a vertical continuity of over 250 meters, as observed from surface outcrop to the bottom lowermost developed adit. Though there has been limited diamond drilling on the property one hole, F2-03, was drilled through the lower levels of the area designated by the above workings diagram. All three veins were intersected at elevations below the lowermost development adits with intersections ranging in width from 1.1 to 2.5 meters with grades of 0.52 g/t Au and 93.54 g/t Ag in the first vein, 12.73 g/t Au and 172 g/t Ag in the second vein and 5.50 g/t Au and 171 g/t Ag in the third vein.

As part of its due diligence at Mina Real, the Company has taken 51 chip vein samples, 1 grab sample, 4 duplicates, 3 blanks and 6 standards. Also, 20 pulp samples were assayed. Some highlights of the underground chip vein samples taken include:

SAMPLE
NUMBER    VEIN           WIDTH    GOLD    SILVER       DESCRIPTION
                          (m)      g/t     g/t

387322    Florida 3      1.00     8.4      226         Quartz Vein Level 260
387324    Florida 3      0.98     9.62      67.2       Quartz Vein Level 260
387325    Florida 3      1.07    11.5      123         Quartz Vein Level 260
387334    Florida 2      0.70     2.44     848         Quartz Vein Level 210
387339    Florida 3      2.10     9.61     202         Quartz Vein Level 160
387342    Florida 3      1.30    14.25     260         Quartz Vein Level 160
387362    Florida 2      1.55     6.27     501         Quartz Vein Level 185
387367    Florida 2      1.10    14.55     336         Quartz Vein Level 185
387369    Florida 3      1.60     9.15     119         Quartz Vein Level 185
387393    Florida 3      0.80    16.80     115         Quartz Vein Level 140
387397    Florida 3      1.13     4.66     723         Quartz Vein Level 140
387398    Tajo Cuates    1.70     2.77    1330         Quartz Vein 1 - Main adit

A vein system called Tajos Cuates, located just south of the Florida Veins, has also been visited and sampled by the Company's qualified person. The sampled section has a true width of 1.70 meters and is composed of fractured quartz and concentrations of limonite and manganese oxides. The vein appears to be a large zone of secondary enrichment. The assay returned 2.77 g/t Au and 1,330 g/t Ag. Additional geological work is currently underway on this structure and extension of the current road system to the area of proposed drilling targets is well underway.

Mr. Victor Jaramillo, M.Sc.(A), P.Geo, is the Company's qualified person who has completed the 43-101 report on the property and prepared the geological technical disclosure indicated herein.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                              ------------------------------------   -------------------------------------------------   ---------
                                                                                                                           FISCAL
                                           FISCAL 2006                                  FISCAL 2005                         2004
                              ------------------------------------   -------------------------------------------------   ---------
THREE MONTH PERIODS ENDING      FEB. 28      NOV. 30      AUG. 31      MAY 31       FEB. 28      NOV. 30      AUG. 31     MAY 31
                                   $            $            $            $            $            $            $           $
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ---------

OPERATIONS:

Revenues                               -            -            -            -            -            -            -           -
Expenses                        (343,844)    (118,492)     (42,476)     (62,813)    (162,968)    (129,420)     (35,976)    (83,586)
Other items                          230      (17,003)      40,083     (718,338)      10,216      (20,034)      10,346     151,580
Net income (loss)               (343,614)    (135,495)      (2,393)    (781,151)    (152,752)    (149,454)     (25,630)     67,994
Basic and diluted
    income (loss) per share(1)     (0.07)       (0.06)       (0.00)       (0.40)       (0.08)       (0.09)       (0.01)      (0.10)
Dividends per share                    -            -            -            -            -            -            -           -

BALANCE SHEET:

Working capital                2,098,783      192,592      249,510      245,246      313,811      235,799      390,778     550,932
Total assets                   2,338,844      214,439      274,800      287,316    1,060,962      783,112      860,506     872,928
Total long-term liabilities            -            -            -            -            -            -            -           -
                              ------------------------------------   -------------------------------------------------   ---------


(1) On August 25, 2005, the Company completed a consolidation of its share capital on a basis of one new for ten old shares. The basic and diluted income (loss) per share amounts have been restated.

RESULTS OF OPERATIONS

During the nine months ended February 28, 2006, the Company recorded a loss of $481,502 ($0.16 per share) compared to a loss of $327,836 ($0.17 per share) for the nine months ended February 28, 2005. The increase in loss in the nine months ended February 28, 2006 compared to the nine months ended February 28, 2005 is primarily attributed to the non-cash stock-based compensation of $236,420 and offset by the gain on sale of other assets in the nine months ended February 28, 2006. During the nine months ended February 28, 2006, the Company sold its remaining 70,000 common shares of Halo Resources Ltd. for $47,280, resulting in a gain of $40,980.

Expenses of $504,812 were reported in the nine months ended February 28, 2006, an increase of $176,731, from $328,081 in the nine months ended February 28, 2005. Specific expenses of note during the nine months ended February 28, 2006 and 2005 are as follows:

         i) during the nine months ended February 28, 2006, the Company incurred accounting, management and administrative fees of $48,720 (2005 - $62,088) provided by Chase Management Ltd., a private company owned by Mr. Nick DeMare, a former director of the Company;
         ii) effective June 29, 2005, Mr. Des O'Kell was appointed a director and the President of the Company. During the nine months ended February 28, 2006, management fees of $20,500 were paid to Mr. O'Kell as the Company's President. Effective November 10, 2005, Mr. O'Kell resigned as President and Mr. Douglas Good was appointed director and President of the Company. Management fees of $67,637, which includes a signing bonus of $50,000, were paid to Mr. Good ;
         iii) during the nine months ended February 28, 2006, the Company recorded a write-off of $20,000 due to the uncertainty of collection of the amount receivable from the Company's former joint venture partner. The Company is pursuing collection;
         iv) during the nine months ended February 28, 2006, the Company incurred professional fees of $30,812. The Company paid $17,562 for services rendered on the review of the results of the El Nayar Project and potential mineral properties interests in Mexico. The Company also paid $7,500 to Canaccord Capital Corporation for administrative services and $5,000 to certain directors as directors' fees;
         v) regulatory fees, shareholder costs and transfer agent fees increased by $15,277, from $19,120 in the nine months ended February 28, 2005 to $34,397 in the nine months ended February 28, 2006,mainly due to the Company's share consolidation and name change conducted in the nine months ended February 28, 2006;
         vi) during the nine months ended February 28, 2006, the Company issued 25,000 common shares, at a fair value of $12,500, to Canaccord Capital Corporation for corporate advisory services; and
         vii) recorded general exploration costs of $7,639 for completion of exploration and related costs on the El Nayar Project in Mexico which were written off at the end of the 2005 fiscal year.

During the nine months ended February 28, 2006, the Company completed private placements for 5 million units at $0.50 per unit for gross proceeds of $2.5 million.

FINANCIAL CONDITION / CAPITAL RESOURCES

As of February 28, 2006, the Company had a working capital of $2,098,783. The Company believes that it currently has sufficient funds to meet ongoing overhead expenditures and the 2006 work program planned for the Mina Real Property. However, the Company will require additional financing to complete its earn-in of the Mina Real Property. In addition, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

In April 2006, the Company gave notice to the warrantholders of the January 2006 private placement that it was exercising its forced conversion provision. If fully exercised, the Company will receive $1,722,500.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has entered into an option agreement to acquire up to a 51% interest in the Mina Real Property. Closing of the agreement is subject to regulatory approval.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2005 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended February 28, 2006, the Company incurred $141,857 for accounting, management, professional and consulting services provided by current and former directors and officers of the Company. As at February 28, 2006, $9,892 remained outstanding to the President of the Company on account of unpaid professional fees and has been included in accounts payable and accrued liabilities.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities are conducted in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company had an investor relations arrangement with Eland Jennings Inc. ("Eland Jennings") at a rate of $3,000 per month. The arrangement was terminated on June 28, 2005. During the nine month period ended February 28, 2006, the Company paid $3,000 (the nine months ended February 28, 2005 - $27,000) to Eland Jennings.

Effective February 28, 2006, the Company entered into a six month agreement with Accent Marketing Limited ("Accent") to provide market awareness and investor relation activities in Europe. Accent will be paid a monthly fee of EUR $4,500. The Company has also agreed to grant 150,000 stock options at a price of $0.80 per common share to expire on August 21, 2007. The options will vest quarterly over an eighteen month period.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at April 26, 2006 , there were 7,517,735 issued and outstanding common shares. In addition there were 720,000 stock options outstanding and exercisable at exercise price ranging from $0.50 to $0.80 per share and 2,974,500 warrants outstanding, with exercise prices ranging from $0.65 to $3.10 per share.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Good, a Director and Chief Executive Officer of Rochester Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd., (the issuer) for the interim period ending February 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  April 27, 2006


/s/ DOUGLAS GOOD
----------------------------------
Douglas Good,
Director & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Good, a Director and Chief Executive Officer of Rochester Resources Ltd., and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd., (the issuer) for the interim period ending February 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 27, 2006


/s/ DOUGLAS GOOD
----------------------------------
Douglas Good,
Director & Chief Executive Officer